UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-3A2

                               December 31, 2003

Statement by Holding Company Claiming Exemption under Rule U-3a-2 from the provisions of the Public Utility Holding Company Act of 1935


ALASKA POWER & TELEPHONE COMPANY
--------------------------------------------------------------------------------
(Name of Company)

Alaska Power & Telephone Co.
Consolidated BS  --  Page 1 of 3
December 31, 2004
                                                                                                           Power
                                                   APC                 BBL                 GLH             Total
                       ASSETS
Property plant and equipment:
   Electric                                    $50,784,021         $10,513,612         $17,526,762      $78,824,396
   Telecommunications                                    0                   0                   0                0
   Non-utility                                           0                   0                   0                0
                                               ------------        ------------        ------------     -----------
                                                50,784,021          10,513,612          17,526,762       78,824,396
   Less:  accumulated depreciation             (21,937,322)         (2,009,138)         (2,175,263)     (26,121,723
                                               ------------        ------------        ------------     -----------
                                                28,846,699           8,504,474          15,351,499       52,702,672
   Utility plant under construction              2,888,823                 854                   0        2,889,677
                                               ------------        ------------        ------------     -----------
      Total prop, plant and equipment net       31,735,522           8,505,328          15,351,499       55,592,349

Other assets:
   Preliminary survey
   Investments                                           0                   0                   0                0
   Goodwill, net of amortization                         0                   0                   0                0
   Notes Receivable
   Rate stabilization asset                              0                   0           2,950,455        2,950,455
   Special funds - restricted                            0                   0           6,488,823        6,488,823
   Other assets                                    304,243             230,107             398,101          932,452
   Deferred income taxes
   Intercompany                                    (32,533)                  0            (227,036)        (259,569
                                               ------------        ------------        ------------     -----------
      Total other assets                           271,711             230,107           9,610,343       10,112,161

Current assets:
   Cash                                             98,235                   0                   0           98,235
   Receivables, less allowance                   2,998,578                   0             712,961        3,711,539
   Inventory and other current assets              665,926                   0                   0          665,926
   Income taxes recoverable                              0                   0                   0                0
   Deferred income taxes                             5,089                   0                   0            5,089
                                               ------------        ------------        ------------     -----------
      Total current assets                       3,767,827                   0             712,961        4,480,788
                                               ------------        ------------        ------------     -----------

          Total Assets                         $35,775,061          $8,735,435         $25,674,802      $70,185,298
                                               ============        ============        ============     ===========


        LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' equity:
   Common stock                                         $0                  $0                  $0               $0
   Additional paid-in capital                            0                   0                   0                0
   Retained earnings                            32,715,752           7,186,716           1,695,179       41,597,646
   Current year earnings
                                               ------------        ------------        ------------     -----------
      Total stockholders' equity                32,715,752           7,186,716           1,695,179       41,597,646

Long-term debt
   CoBank debt                                           0                   0                   0                0
   Goat Lake Hydro, Inc. note payable                    0                   0          20,268,203       20,268,203
   AEA term debt
   Capital Leases
   Puget Sound Energy                                    0                   0                   0                0
   Unsecured term debt - Tranche A                       0                   0                   0                0
   Unsecured term debt - Tranche B
                                               ------------        ------------        ------------     -----------
         Total long-term debt                            0                   0          20,268,203       20,268,203

   Other liabilities:
      Deferred income taxes                      2,590,093           1,540,719           2,769,681        6,900,493
      Other deferred credits                       307,682                   0             556,740          864,422
                                               ------------        ------------        ------------     -----------
         Total other liabilities                 2,897,775           1,540,719           3,326,421        7,764,915

   Current liabilities:
      Accounts payable and accruals                161,534               8,001                   0          169,535
      Deferred income taxes
      Current portion of long-term debt                  0                   0             385,000          385,000
                                               ------------        ------------        ------------     -----------
         Total  current liabilities                161,534               8,001             385,000          554,535
                                               ------------        ------------        ------------     -----------
             Total Liabilities and
             Stockholders' Equity              $35,775,061          $8,735,435         $25,674,802      $70,185,298
                                               ============        ============        ============     ===========

Alaska Power & Telephone Co.
Consolidated BS  --  Page 2 of 3
December 31, 2004

                                                                                                       Telecom
                                                   ATC             BTT             NCT                  Total
                       ASSETS
Property plant and equipment:
   Electric                                             $0              $0              $0                   $0
   Telecommunications                           37,538,177         853,857         374,321           38,766,356
   Non-utility                                           0               0               0                    0
                                               ------------       ---------       ---------         ------------
                                                37,538,177         853,857         374,321           38,766,356
   Less:  accumulated depreciation             (21,075,364)       (652,896)       (252,052)         (21,980,313)
                                               ------------       ---------       ---------         ------------
                                                16,462,813         200,961         122,269           16,786,044
   Utility plant under construction                179,677              (0)              0              179,677
                                               ------------       ---------       ---------         ------------
      Total prop, plant and equipment net       16,642,490         200,961         122,269           16,965,720

Other assets:
   Preliminary survey
   Investments                                           0               0               0                    0
   Goodwill, net of amortization                 8,550,741               0               0            8,550,741
   Notes Receivable
   Rate stabilization asset                              0               0               0                    0
   Special funds - restricted                            0               0               0                    0
   Other assets                                     69,548               0               0               69,548
   Deferred income taxes
   Intercompany                                                          0               0                    0
                                               ------------       ---------       ---------         ------------
      Total other assets                         8,620,290               0               0            8,620,290

Current assets:
   Cash                                             34,809               0               0               34,809
   Receivables, less allowance                   1,180,922          58,250          34,363            1,273,535
   Inventory and other current assets              193,230           1,220           1,690              196,140
   Income taxes recoverable                              0               0               0                    0
   Deferred income taxes                             3,484              39             104                3,627
                                               ------------       ---------       ---------         ------------
      Total current assets                       1,412,445          59,508          36,157            1,508,111
                                               ------------       ---------       ---------         ------------

          Total Assets                          26,675,225        $260,470        $158,426          $27,094,121
                                               ============       =========       =========         ============


        LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' equity:
   Common stock                                         $0              $0              $0                   $0
   Additional paid-in capital                            0               0               0                    0
   Retained earnings                            23,472,209         216,877          89,692           23,778,778
   Current year earnings
                                               ------------       ---------       ---------         ------------
      Total stockholders' equity                23,472,209         216,877          89,692           23,778,778

Long-term debt
   CoBank debt                                           0               0               0                    0
   Goat Lake Hydro, Inc. note payable                    0               0               0                    0
   AEA term debt                                         0
   Capital Leases
   Puget Sound Energy                                                    0               0                    0
   Unsecured term debt - Tranche A                       0               0               0                    0
   Unsecured term debt - Tranche B
                                               ------------       ---------       ---------         ------------
         Total long-term debt                            0               0               0                    0

   Other liabilities:
      Deferred income taxes                      2,827,834          35,164          63,552            2,926,550
      Other deferred credits                             0               0               0                    0
                                               ------------       ---------       ---------         ------------
         Total other liabilities                 2,827,834          35,164          63,552            2,926,550

   Current liabilities:
      Accounts payable and accruals                375,181           8,428           5,183              388,792
      Deferred income taxes
      Current portion of long-term debt                  0               0               0                    0
                                               ------------       ---------       ---------         ------------
         Total  current liabilities                375,181           8,428           5,183              388,792
                                               ------------       ---------       ---------         ------------
             Total Liabilities and
             Stockholders' Equity               26,675,225        $260,470        $158,426          $27,094,121
                                               ============       =========       =========         ============

Alaska Power & Telephone Co.
Consolidated BS  --  Page 3 of 3
December 31, 2004

                                                                  HWI           NonReg
                                          ALD      ATW         Combined         Total             APT                 Total
                       ASSETS
Property plant and equipment:
   Electric                               $0            $0            $0             $0              $0         $78,824,394
   Telecommunications                      0     1,897,883             0      1,897,883              (1)         40,664,238
   Non-utility                             0             0       139,141        139,141         135,055             274,196
                                         ----   -----------   -----------    -----------    ------------       -------------
                                           0     1,897,883       139,141      2,037,024         135,054         119,762,828
   Less:  accumulated depreciation         0    (1,148,181)      (81,859)    (1,230,040)         (1,273)        (49,333,349)
                                         ----   -----------   -----------    -----------    ------------       -------------
                                           0       749,703        57,282        806,984         133,781          70,429,479
   Utility plant under construction        0        77,032             0         77,032               2           3,146,388
                                         ----   -----------   -----------    -----------    ------------       -------------
      Total prop, plant and equipment net  0       826,735        57,282        884,017         133,783          73,575,867

Other assets:
   Preliminary survey
   Investments                             0             0     4,203,396      4,203,396       2,994,856           7,198,252
   Goodwill, net of amortization           0             0             0              0         715,662           9,266,403
   Notes Receivable
   Rate stabilization asset                0             0             0              0               0           2,950,455
   Special funds - restricted              0             0             0              0               0           6,488,823
   Other assets                            0             0         2,174          2,174       1,852,049           2,856,224
   Deferred income taxes
   Intercompany                            0             0        (7,225)        (7,225)        266,794                  (0)
                                         ----   -----------   -----------    -----------    ------------       -------------
      Total other assets                   0             0     4,198,345      4,198,345       5,829,361          28,760,157

Current assets:
   Cash                                    0        12,765       287,977        300,742       5,817,059           6,250,844
   Receivables, less allowance             0        71,778        17,514         89,292         334,752           5,409,117
   Inventory and other current assets      0       388,209         4,160        392,370         212,431           1,466,867
   Income taxes recoverable                0             0             0              0          10,000              10,000
   Deferred income taxes                   0           727             0            727         116,056             125,499
                                         ----   -----------   -----------    -----------    ------------       -------------
      Total current assets                 0       473,479       309,651        783,130       6,490,298          13,262,327
                                         ----   -----------   -----------    -----------    ------------       -------------

          Total Assets                    $0    $1,300,214    $4,565,277     $5,865,492     $12,453,443        $115,598,351
                                         ====   ===========   ===========    ===========    ============       =============


        LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' equity:
   Common stock                           $0            $0            $0             $0      $1,376,232          $1,376,232
   Additional paid-in capital              0             0             0              0       6,956,217           6,956,217
   Retained earnings                       0     1,221,997     4,463,211      5,685,208     (61,815,492)          9,246,141
   Current year earnings
                                         ----   -----------   -----------    -----------    ------------       -------------
      Total stockholders' equity           0     1,221,997     4,463,211      5,685,208     (53,483,042)         17,578,591

Long-term debt
   CoBank debt                             0             0             0              0      52,738,148          52,738,148
   Goat Lake Hydro, Inc. note payable      0             0             0              0               0          20,268,203
   AEA term debt
   Capital Leases
   Puget Sound Energy                      0             0             0              0       3,074,382           3,074,382
   Unsecured term debt - Tranche A         0             0             0              0      10,895,131          10,895,131
   Unsecured term debt - Tranche B
                                         ----   -----------   -----------    -----------    ------------       -------------
         Total long-term debt              0             0             0              0      66,707,661          86,975,864

   Other liabilities:
      Deferred income taxes                0        73,884             0         73,884      (4,383,032)          5,517,895
      Other deferred credits               0             0             0              0          69,507             933,929
                                         ----   -----------   -----------    -----------    ------------       -------------
         Total other liabilities           0        73,884             0         73,884      (4,313,525)          6,451,824

   Current liabilities:
      Accounts payable and accruals        0         4,333       102,065        106,399       1,453,612           2,118,338
      Deferred income taxes
      Current portion of long-term debt    0             0             0              0       2,088,734           2,473,734
                                         ----   -----------   -----------    -----------    ------------       -------------
         Total  current liabilities        0         4,333       102,065        106,399       3,542,347           4,592,072
                                         ----   -----------   -----------    -----------    ------------       -------------
             Total Liabilities and
             Stockholders' Equity         $0    $1,300,214    $4,565,277     $5,865,491     $12,453,441        $115,598,351
                                         ====   ===========   ===========    ===========    ============       =============

Alaska Power & Telephone Co.
Consolidated IS
For the Twelve Months Ending December 31, 2004
Page 1 of 3
                                                                                        Power
                                         APC            BBL             GLH             Total
REVENUE
Gross Revenue                        $14,340,681        $24,000             $0        14,364,681

Less:  Cost of Goods Sold              5,394,349     (1,511,019)    (1,536,436)        2,346,894
                                     ------------    -----------    ------------      -----------
     Net Revenue                       8,946,332      1,535,019      1,536,436        12,017,786

OPERATING EXPENSE

Labor                                  1,872,549         69,444        109,247         2,051,240
Fringe                                   929,716         35,852         56,413         1,021,981
Corporate Allocations                    437,539         20,569         30,278           488,386
Direct Costs                             696,887         27,085         60,175           784,146
Operating Taxes                           56,423          1,100         14,431            71,954
Pole Rental/(Income)                    (151,026)             0              0          (151,026)
Property Insurance                       167,039         31,548        112,224           310,811
Property Lease                            79,633        181,815          9,900           271,348
Regulatory Commission Exp                 53,736              0          8,388            62,124
Uncollectable Accounts                    29,028              0              0            29,028
Vehicle Expense                           86,161          3,947         10,155           100,263
Less:  Capitalized G&A                  (694,781)          (533)       (26,614)         (721,927)
                                     ------------    -----------    ------------      -----------
    Total Operating Expense            3,562,905        370,827        384,598         4,318,329

Depreciation Expense                   1,974,682        266,420        372,931         2,614,033
Rate Stabilization                             0              0       (513,155)         (513,155)
                                     ------------    -----------    ------------      -----------
        Operating Income               3,408,746        897,772      1,292,062         5,598,579


Gain / (Loss) on Investment                    0              0              0                 0
Gain on Extinguishment of Debt                 0              0              0                 0
Miscellaneous                                  0              0              0                 0
Reorganizational Expense                       0              0              0                 0
                                     ------------    -----------    ------------      -----------
     Net Other Income (Expense)                0              0              0                 0
                                     ------------    -----------    ------------      -----------

     Net Income before Int and Tax     3,408,746        897,772      1,292,062         5,398,559

Interest Income                                0              0        210,781           210,781
Interest Expense                               0              0     (1,281,054)       (1,281,054)
                                     ------------    -----------    ------------      -----------
     Net Interest Inc / (Expense)              0              0     (1,070,273)       (1,070,273)
                                     ------------    -----------    ------------      -----------

     Net Income before Tax             3,408,746        897,772        221,789         4,528,306

     Provision for Income Tax          1,349,863        355,518         87,828         1,793,209
                                     ------------    -----------    ------------      -----------
        Net Income / (Loss)            2,058,883        542,254        133,961         2,735,097
                                     ============    ===========    ============      ===========

Alaska Power & Telephone Co.
Consolidated IS
For the Twelve Months Ending December 31, 2004
Page 2 of 3
                                                                                           Telecom
                                          ATC             BTT              NCT              Total
REVENUE
Gross Revenue                         $15,222,231        $362,222        $298,860         15,883,313

Less:  Cost of Goods Sold                       0               0               0                  0
                                      ------------       ---------       ---------        ----------
     Net Revenue                       15,222,231         362,222         298,860         15,883,313

OPERATING EXPENSE

Labor                                   2,889,469          72,390          63,115          3,024,975
Fringe                                  1,494,581          37,721          32,784          1,565,086
Corporate Allocations                     483,724          34,275          30,121            548,121
Direct Costs                            3,812,390          78,512          22,959          3,913,861
Operating Taxes                            72,963           1,238           1,062             75,263
Pole Rental/(Income)                      146,511               0          11,028            157,539
Property Insurance                        178,895           4,284           3,048            186,227
Property Lease                            144,239             836           1,200            146,275
Regulatory Commission Exp                       0               0               0                  0
Uncollectable Accounts                          0               0               0                  0
Vehicle Expense                            68,548           1,581             937             71,066
Less:  Capitalized G&A                          0               0               0                  0
                                      ------------       ---------       ---------        ----------
    Total Operating Expense             9,291,320         230,837         166,255          9,688,412

Depreciation Expense                    2,857,608          57,978          28,379          2,943,965
Rate Stabilization                              0               0               0                  0
                                      ------------       ---------       ---------        ----------
        Operating Income                3,073,303          73,407         104,226          3,250,936


Gain / (Loss) on Investment                     0               0               0                  0
Gain on Extinguishment of Debt                  0               0               0                  0
Miscellaneous                                   0               0               0                  0
Reorganizational Expense                        0               0               0                  0
                                      ------------       ---------       ---------        ----------
     Net Other Income (Expense)                 0               0               0                  0
                                      ------------       ---------       ---------        ----------

     Net Income before Int and Tax      3,073,303          73,407         104,226          3,250,936

Interest Income                                 0               0               0                  0
Interest Expense                                0               0               0                  0
                                      ------------       ---------       ---------        ----------
     Net Interest Inc / (Expense)               0               0               0                  0
                                      ------------       ---------       ---------        ----------

     Net Income before Tax              3,073,303          73,407         104,226          3,250,936

     Provision for Income Tax           1,217,028          29,069          43,272          1,289,369
                                      ------------       ---------       ---------        ----------
        Net Income / (Loss)             1,856,275          44,338          60,954          1,961,567
                                      ============       =========       =========        ==========

Alaska Power & Telephone Co.
Consolidated IS
For the Twelve Months Ending December 31, 2004
Page 3 of 3
                                                                             NonReg                            Cons
                                        ALD          ATW          HWI         Total             APT            Total
REVENUE
Gross Revenue                         $511,421    $1,108,390    $491,011     2,110,822         $2,651      32,361,467

Less:  Cost of Goods Sold              497,495       272,023      67,711       837,229              0       3,184,124
                                      ---------   -----------   ---------    ----------    -----------     -----------
     Net Revenue                        13,926       836,367     423,300     1,273,593          2,651      29,177,343

OPERATING EXPENSE

Labor                                   18,571       216,827     330,965       566,363              1       5,642,579
Fringe                                  17,355       114,663     140,660       272,678              0       2,859,746
Corporate Allocations                   16,915        58,790      11,962        87,667              0       1,124,173
Direct Costs                             2,677       232,048     214,868       449,594       (124,755)      5,022,846
Operating Taxes                              0             0           0             0              0         147,217
Pole Rental/(Income)                         0             0           0             0              0           6,513
Property Insurance                       1,344         9,120           0        10,464              0         507,502
Property Lease                               0        42,660           0        42,660              0         460,283
Regulatory Commission Exp                    0             0           0             0              0          62,124
Uncollectable Accounts                       0        (6,660)          0        (6,660)             0          22,368
Vehicle Expense                              0             0           0             0              0         171,329
Less:  Capitalized G&A                       0             0           0             0              0        (721,927)
                                      ---------   -----------   ---------    ----------    -----------     -----------
    Total Operating Expense             56,862       667,448     698,456     1,422,766       (124,755)     15,304,753

Depreciation Expense                         0       176,231      28,160       204,391        321,002       6,083,390
Rate Stabilization                           0             0           0             0              0        (513,154)
                                      ---------   -----------   ---------    ----------    -----------     -----------
        Operating Income               (42,936)       (7,313)   (303,315)     (353,564)      (193.597)      8,302,354


Gain / (Loss) on Investment                  0             0      93,195        93,195        290,676         383,871
Gain on Extinguishment of Debt               0             0           0             0        318,068         318,068
Miscellaneous                                0             0         124           124         43,933          44,057
Reorganizational Expense                     0             0           0             0       (227,078)       (227,078)
                                      ---------   -----------   ---------    ----------    -----------     -----------
     Net Other Income (Expense)              0             0      93,319        93,319        425,599         518,918
                                      ---------   -----------   ---------    ----------    -----------     -----------

     Net Income before Int and Tax     (42,936)       (7,313)   (209,996)     (260,245)       232,002       8,821,272

Interest Income                              0             0       1,227         1,227         77,000         289,008
Interest Expense                             0             0           0             0     (3,855,410)     (5,136,468)
                                      ---------   -----------   ---------    ----------    -----------     -----------
     Net Interest Inc / (Expense)            0             0       1,227         1,227     (3,978,430)     (4,847,460)
                                      ---------   -----------   ---------    ----------    -----------     -----------

     Net Income before Tax             (42,936)       (7,313)   (208,770)     (259,019)    (3,746,428)      3,973,812

     Provision for Income Tax          (17,003)       (2,896)          0       (19,899)    (1,489,050)      1,573,629
                                      ---------   -----------   ---------    ----------    -----------     -----------
        Net Income / (Loss)            (25,933)       (4,417)   (208,770)     (239,120)    (2,257,378)      2,400,183
                                      =========   ===========   =========    ==========    ===========     ===========

Notes to Financial Statements to be filed by amendment to this Form U-3a-2.



ALASKA POWER & TELEPHONE COMPANY                   RUSSELL A. SMITH, VP/CFO
--------------------------------                --------------------------------
          (Name)                                             (Title)

P.O. BOX 3222, PORT TOWNSEND, WASHINGTON   98368